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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2015

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Delivers 30 Commercial and 52 Executive Jets in 4Q14

São José dos Campos, Brazil, January 13, 2015 – Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) delivered 30 commercial and 52 business jets, 38 light and 14 large jets, during the fourth quarter of 2014 (4Q14), thus closing out the year with 92 airplanes delivered to the commercial airline market and 116 to the executive aviation market, that is, 92 light and 24 large jets. On December 31, the firm order backlog stood at USD 20.9 billion.

Deliveries by Segment	4Q14	2014

Commercial Aviation	30	92
EMBRAER 170 (E170)	-	1
EMBRAER 175 (E175)	22	62
EMBRAER 190 (E190)	5	19
EMBRAER 195 (E195)	3	10

Executive Aviation	52*	116
Light jets	38	92
Large jets	14	24

TOTAL	82	208

                  *9 Phenom 100, 29 Phenom 300, 10 Legacy 650, 3 Legacy 500 and 1 Lineage 1000

The quarter highlights in the commercial aviation segment were the confirmation of a firm order for seven E175 jets by SkyWest, to be operated under a Capacity Purchase Agreement (CPA) with Alaska Airlines, and the delivery of the 1,100th E-Jet produced, model E190, to Aeromexico airlines.

In the executive aviation segment, the quarter highlights were the first deliveries of the Legacy 500 and the additional request from NetJets, which converted 10 Phenom 300 options into firm orders.

Backlog – Commercial Aviation (December 31, 2014)

Model	Firm Orders	Options	Deliveries	Firm Order Backlog
E170	193	12	188	5
E175	421	353	249	172
E190	580	135	515	65
E195	145	2	138	7
E175-E2	100	100	0	100
E190-E2	60	70	0	60
E195-E2	50	50	0	50
TOTAL	1.549	722	1.090	459

Note:  Deliveries and firm order backlog include orders for the Defense segment placed by

State-run airlines (Satena and TAME).

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

Follow us on Twitter: @EmbraerSA

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

Firm Order Portfolio

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 170	193	188	5
Airnorth (Australia)	1	1	-
Alitalia (Italy)	6	6	-
BA CityFlyer (UK)	6	6	-
Cirrus (Germany)	1	1	-
ECC Leasing (Ireland)	6	6	-
EgyptAir (Egypt)	12	12	-
Finnair (Finland)	10	10	-
GECAS (USA)	9	9	-
JAL (Japan)	20	15	5
Jetscape (USA)	1	1	-
LOT Polish (Poland)	6	6	-
Petro Air (Libya)	2	2	-
Regional (France)	10	10	-
Republic Airlines (USA)	48	48	-
Satena (Colombia)	1	1	-
Saudi Arabian Airlines (Saudi Arabia)	15	15	-
Sirte Oil (Libya)	1	1	-
Suzuyo (Japan)	2	2	-
TAME (Ecuador)	2	2	-
US Airways (USA)	28	28	-
Virgin Australia (Australia)	6	6	-
* Aircraft delivered by ECC Leasing: one to Cirrus, two to Paramount,one to Satena and two to Gulf Air

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 175	421	249	172
Air Canada (Canada)	15	15	-
Aldus (Ireland)	5	-	5
ECC Leasing (Ireland)	1	1	-
Air Lease (USA)	8	8	-
Alitalia (Italy)	2	2	-
American Airlines (USA)	60	-	60
CIT (USA)	4	4	-
Flybe (UK)	15	11	4
GECAS (USA)	5	5	-
Jetscape (USA)	4	4	-
LOT Polish (Poland)	12	12	-
Northwest (USA)	36	36	-
Oman Air (Oman)	5	5	-
Republic Airlines (USA)	151	95	56
Royal Jordanian (Jordan)	2	2	-
TRIP (Brazil)	5	5	-
United Airlines (USA)	30	19	11
Skywest (USA)	47	20	27
Suzuyo (Japan)	8	5	3
Undisclosed	6	-	6
* Aircraft delivered by ECC Leasing: one to Air Caraibes

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 190	580	515	65
Aero Republica (Colombia)	5	5	-
Aeromexico (Mexico)	12	12	-
Aldus (Ireland)	15	4	11
Air Astana (Kazakhstan)	2	2	-
Air Canada (Canada)	45	45	-
Air Caraibes (Guadeloupe)	1	1	-
Air Lease (USA)	23	23	-
Air Moldova (Moldova)	1	1	-
Augsburg (Germany)	2	2	-
Austral (Argentina)	22	22	-
AZAL (Azerbaijan)	6	4	2
Azul (Brazil)	5	5	-
BA CityFlyer (UK)	9	9	-
BOC Aviation (Singapore)	14	14	-
Conviasa (Venezuela)	14	14	-
China Southern (China)	20	20	-
CIT (USA)	7	6	1
Copa (Panama)	15	15	-
Dniproavia (Ukraine)	5	5	-
ECC Leasing (Ireland)	1	1	-
Finnair (Finland)	12	12	-
GECAS (USA)	27	27	-
Hainan (China)	50	50	-
Hebei (China)	7	5	2
JAL (Japan)	10	-	10
JetBlue (USA)	88	64	24
Jetscape (USA)	7	7	-
Kenya Airways (Kenia)	10	10	-
KLM (Netherlands)	22	22	-
KunPeng (China)	5	5	-
LAM (Mozambique)	2	2	-
Lufthansa (Germany)	9	9	-
M1 Travel (Lebanon)	8	8	-
NAS Air (Saudi Arabia)	10	3	7
NIKI (Austria)	7	7	-
Regional (France)	10	10	-
Republic (USA)	2	2	-
Taca (El Salvador)	11	11	-
TAME (Ecuador)	3	3	-
TRIP (Brazil)	3	3	-
US Airways (USA)	25	25	-
Virgin Austrália (Australia)	18	18	-
Virgin Nigeria (Nigeria)	2	2	-
Undisclosed	8	-	8

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 195	145	138	7
Aurigny (Guernsey)	1	1	-
Azul (Brazil)	59	52	7
Belavia (Belarus)	2	2	-
BOC Aviation (Singapore)	1	1	-
Flybe (UK)	14	14	-
GECAS (USA)	12	12	-
Globalia (Spanish)	12	12	-
Jetscape (USA)	2	2	-
LOT Polish (Poland)	4	4	-
Lufthansa (Germany)	34	34	-
Montenegro (Montenegro)	1	1	-
Royal Jordanian (Jordan)	2	2	-
Trip (Brazil)	1	1	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 175-E2	100	-	100
Skywest (USA)	100	-	100

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 190-E2	60	-	60
Air Costa (India)	25	-	25
ILFC (USA)	25	-	25
ICBC (China)	10	-	10

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 195-E2	50	-	50
Air Costa (India)	25	-	25
ILFC (USA)	25	-	25

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

Aircraft delivered by ECC Leasing (included in the previous tables)

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
ECC Leasing	8	8	-
EMBRAER 170	6	6	-
Cirrus (Germany)	1	1	-
Paramount (India)	2	2	-
Satena (Colombia)	1	1	-
Gulf Air (Bahrain)	2	2	-
EMBRAER 175	1	1	-
Air Caraibes (Guadeloupe)	1	1	-
EMBRAER 190	1	1	-
JetBlue (USA)	1	1	-

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2015

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer